UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

GROWN ROGUE INTERNATIONAL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

39986R106

(CUSIP Number)

September 1, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 10 Pages

CUSIP NO. 39986R106	Page 2 of 10 Pages

CUSIP No. 39986R106
(1) Names of reporting persons	Mindset Value Fund LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	7,759,000
(7) Sole dispositive power	0
(8) Shared dispositive power	7,759,000
(9) Aggregate amount beneficially owned by each reporting person	7,759,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	4.55%†
(12) Type of reporting person (see instructions)	PN

† Based on a total of 170,632,611 shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s most recent Form 20-F, filed March 26, 2023.

CUSIP NO. 39986R106	Page 3 of 10 Pages

CUSIP No. 39986R106
(1) Names of reporting persons	Mindset Value Wellness Fund LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	7,051,750
(7) Sole dispositive power	0
(8) Shared dispositive power	7,051,750
(9) Aggregate amount beneficially owned by each reporting person	7,051,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	4.13%†
(12) Type of reporting person (see instructions)	PN

† Based on a total of 170,632,611 shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s most recent Form 20-F, filed March 26, 2023.

CUSIP NO. 39986R106	Page 4 of 10 Pages

CUSIP No. 39986R106
(1) Names of reporting persons	Mindset Capital LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	14,810,750*
(6) Shared voting power	0
(7) Sole dispositive power	14,810,750*
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	14,810,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	8.68%†
(12) Type of reporting person (see instructions)	IA

* Mindset Capital LLC is the Investment Manager of Mindset Value Fund LP and Mindset Value Wellness Fund LP (the “Funds”) in which such shares referred to above are held. As a result, Mindset Capital LLC possesses the power to vote and dispose or direct the disposition of all the shares owned by the Funds. Mindset Capital LLC disclaims beneficial ownership of any of the shares held by the Fund.

† Based on a total of 170,632,611 shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s most recent Form 20-F, filed March 26, 2023.

CUSIP NO. 39986R106	Page 5 of 10 Pages

CUSIP No. 39986R106
(1) Names of reporting persons	Aaron Edelheit
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	14,810,750*
(6) Shared voting power	0
(7) Sole dispositive power	14,810,750*
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	14,810,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	8.68%†
(12) Type of reporting person (see instructions)	IN

* Mr. Edelheit is the Managing Member of Mindset Capital LLC, the General Partner of Mindset Value Fund LP and Mindset Value Wellness Fund LP. As a result, Mr. Edelheit possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Mindset Value Fund LP and Mindset Value Wellness Fund LP as investment manager to the Fund. Mr. Edelheit disclaims beneficial ownership of any of the shares held by the Fund.

† Based on a total of 170,632,611 shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s most recent Form 20-F, filed March 26, 2023.

CUSIP NO. 39986R106	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

Grown Rogue International Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

550 Airport Road, Medford, OR 97504

Item 2(a).	Name of Person Filing

The names of the person filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•    Mindset Value Fund LP

•    Mindset Value Wellness Fund LP

•    Mindset Capital LLC

•   Aaron Edelheit

Item 2(b).	Address of Principal Business Office or, if None, Residence:

30 West Mission Street, Suite 8, Santa Barbara, CA 93101

Item 2(c).	Citizenship:

Mindset Value Fund LP is a Delaware Limited Partnership. Mindset Value Wellness Fund LP is a Delaware Limited Partnership. Mindset Capital LLC is a Delaware Limited Liability Company. Aaron Edelheit is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock (the “Shares”).

Item 2(e).	CUSIP Number:

39986R106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP NO. 39986R106	Page 7 of 10 Pages

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

Item 4(a).

Amount Beneficially Owned:

Aggregate of all Reporting Persons: 14,810,750

Mindset Value Fund LP – 7,759,000

Mindset Value Wellness Fund LP – 7,051,750

Mindset Capital LLC – 14,810,750*

Aaron Edelheit – 14,810,750*

Item 4(b).	Percent of Class: Aggregate of all Reporting Persons: 8.68% Mindset Value Fund LP – 4.55% Mindset Value Wellness Fund LP – 4.13% Mindset Capital LLC – 8.68%* Aaron Edelheit – 8.68%*

Item 4(c).	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: Mindset Value Fund LP – 0 Mindset Value Wellness Fund LP – 0 Mindset Capital LLC – 14,810,750 Aaron Edelheit – 14,810,750

CUSIP NO. 39986R106	Page 8 of 10 Pages

(ii)	Shared power to vote or to direct the vote: Mindset Value Fund LP – 7,759,000 Mindset Value Wellness Fund LP – 7,051,750 Mindset Capital LLC – 0 Aaron Edelheit – 0
(iii)	Sole power to dispose or to direct the disposition of: Mindset Value Fund LP – 0 Mindset Value Wellness Fund LP – 0 Mindset Capital LLC – 14,810,750 Aaron Edelheit – 14,810,750
(iv)	Shared power to dispose or to direct the disposition of: Mindset Value Fund LP – 7,759,000 Mindset Value Wellness Fund LP – 7,051,750 Mindset Capital LLC – 0 Aaron Edelheit – 0

*Mr. Edelheit is the Managing Member of Mindset Capital LLC, the General Partner of Mindset Value Fund LP and Mindset Value Wellness Fund LP. As a result, Mindset Capital LLC and, in turn, Mr. Edelheit possess the power to vote and dispose or direct the disposition of all the shares beneficially owned by Mindset Value Fund LP and Mindset Value Wellness Fund LP as investment manager to the Fund.

Mindset Capital and Mr. Edelheit disclaims beneficial ownership of any of the shares held by the Fund.

CUSIP NO. 39986R106	Page 9 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: September 20, 2023

Mindset Value Fund LP

By:	/s/ Aaron Edelheit
Aaron Edelheit, Managing Member of Mindset Capital LLC, General Partner of Mindset Value Fund LP

Mindset Value Wellness Fund LP

By:	/s/ Aaron Edelheit
Aaron Edelheit, Managing Member of Mindset Capital LLC, General Partner of Mindset Value Wellness Fund LP

Mindset Capital LLC

By:	/s/ Aaron Edelheit
Aaron Edelheit, Managing Member

/s/ Aaron Edelheit
Aaron Edelheit

CUSIP NO. 39986R106	Page 10 of 10 Pages

EXHIBIT A

Joint Filing Agreement

The Undersigned agree that the statements on Schedule 13G with respect to the common stock of Grown Rogue International Inc. dated as of September 19, 2023, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:	September 20, 2023

Signature:	/s/ Aaron Edelheit
Name:	Aaron Edelheit

Mindset Value Fund LP

By:	/s/ Aaron Edelheit
Name:	Aaron Edelheit
Title:	Managing Member of Mindset Capital LLC, General Partner of Mindset Value Fund LP

Mindset Value Wellness Fund LP

By:	/s/ Aaron Edelheit
Name:	Aaron Edelheit
Title:	Managing Member of Mindset Capital LLC, General Partner of Mindset Value Wellness Fund LP

Mindset Capital LLC

By:	/s/ Aaron Edelheit
Name:	Aaron Edelheit
Title:	Managing Member